Mail Stop 3561
							February 28, 2006


Mr. Raymond Schilling
Executive Vice President & Chief Financial Officer
Global Imaging Systems, Inc.
3820 Northdale Boulevard, Suite 200A
Tampa, FL 33624

		RE:	Global Imaging Systems, Inc.
			Form 10-K for Fiscal Year Ended March 31, 2005
			Filed June 8, 2005
			Form 10-Q for Quarterly Period Ended June 30, 2005 Form 10-Q for Quarterly Period Ended September 30,
2005
			Form 10-Q for Quarterly Period Ended December 31,
2005
			File No. 000-24373

Dear Mr. Schilling:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended March 31, 2005

Item 9A. Controls and Procedures, page 14

1. Please revise your future disclosures regarding the definition of disclosure controls and procedures and your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure you address the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Also revise the terminology you use in defining disclosure controls and procedures to align more closely with the terminology used in the referenced Exchange Act Rules, to avoid any ambiguity in the disclosures. Confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures in this filing and subsequent filings are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-K and subsequent Forms 10-Q accordingly.

Exhibit 13.1 Annual Report to Stockholders

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 2

Results of Operations, page 4

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended
March
31, 2004, page 5

Revenues, page 5

2. In future filings, where you identify intermediate effects of changes in your operating results, also describe the reasons underlying these effects. For example, you disclose that in fiscal
2005 internal revenue growth of 5% contributed to overall increased revenues. You should elaborate to explain why you had internal revenue growth of 5%. Additionally, you should consider disclosing whether you expect similar internal revenue growth in future periods.
See SEC Release No. 33-8350.

Liquidity and Capital Resources, page 9

3. Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements.
For example, you explain that the decrease in cash provided by operating activities from fiscal year 2004 to fiscal year 2005 "was primarily due to an increase in accounts receivable, primarily related to higher sales in March 2005 versus March 2004, and an increase in inventories during fiscal year 2005 compared to a decrease for fiscal year 2004. These items were partially offset by higher net income and an increase in accounts payable." In future filings, please provide analysis explaining the underlying reasons for the fluctuations in the applicable working capital accounts, such as inventories and accounts payable in the example above. Refer to
SEC Release No. 33-8350.

Consolidated Financial Statements, page 12

Consolidated Statements of Cash Flows, page 14

4. In future filings, please revise your statements of cash flows to present on a gross basis cash flows associated with purchases and disposals of property, equipment and rental equipment. Similarly revise your presentation of payments and proceeds on your long-term debt. Also note that netting of cash flows related to your revolving line of credit is only permitted if the borrowings have underlying maturities of three months or less. Please either confirm that this is the case, or revise accordingly. See paragraphs 11 through 13 of
SFAS 95, as amended by SFAS 104.

Notes to Consolidated Financial Statements, page 16

Note 1. Summary of Significant Accounting Policies, page 16

Revenue Recognition, page 16

5. Reference is made to your disclosure that service revenues are recognized "as earned." In future filings, please revise this disclosure to be more descriptive. For example, disclose the point in time at which delivery is deemed to have occurred; in other words, the point in time at which you believe you have substantially accomplished what you must do to be entitled to the revenues. Also disclose the nature and terms of any customer acceptance provisions in your service contracts, and how such provisions affect the timing of revenue recognition, if at all. Refer to SAB Topic 13A.

6. On page 3 you disclose that over 90% of your automated equipment sales are accompanied by a service contact. You also make reference to the fact that you bundle local equipment sales and local support services in a competitive price package. Please tell us if you generally bundle a customer service agreement with equipment when sold, and/or whether you have other multiple-deliverable arrangements. If so, in future filings, please disclose: 1) your accounting policy for recognition of revenue from multiple-deliverable arrangements, including whether deliverables are separable into units of accounting; and 2) the nature and terms of the multiple-deliverable arrangements, including cancellation, termination, customer acceptance, and refund-type provisions.
Also
clearly disclose the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Refer to paragraph 18 of EITF 00-21 and question 1 of SAB Topic 13B. Show us how the revised disclosures will read.

Note 2. Acquisitions, page 20

7. Pursuant to paragraph 51.b. of SFAS 141, and in light of the significant portion of the purchase price in each of your recent acquisitions which was allocated to goodwill, please disclose in future periods, where a material business combination is completed, the factors that contributed to a purchase price that results in recognition of goodwill. Show us how the revised disclosure would read for the historical periods presented. Please also inform us in detail as to the process you undertake in connection with each acquisition to identify and value intangible assets other than goodwill.

Note 5. Long-Term Debt, page 22

8. You disclose that on May 16, 2003, you issued $57,500,000 of 4% convertible senior subordinated notes. In future filings, please disclose all pertinent rights and privileges of these and other convertible debt instruments. For example, you should disclose that the stated conversion rate in the notes adjusts upon the occurrence of certain events. You should also disclose that the holders of the notes have registration rights agreements for the underlying stock.
Refer to Rule 5-02(22) of Regulation S-X and Issue 16(a) of EITF
00-
27, as applicable.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. Raymond Schilling
Global Imaging Systems, Inc.
February 28, 2006
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